SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID # 76.483.817/0001 -20
Publicly-held Company - CVM 1431-1

RELEVANT NOTICE

Companhia Paranaense de Energia – Copel, under the terms of the Instruction 358/2002 issued by CVM (Brazilian Securities and Exchange Commission), announces to the market that entered, on February 17, 2006, into a Letter of Intent with El Paso Energy Araucária Company resulting from the negotiations regarding Araucária Power Plant, located in the State of Paraná, with a total installed capacity of 484 MW.

The main items settled in the negotiation were:

a)	Copel acquires El Paso’s stake in the Araucária Power Plant, which represents 60% of the total capital stock, for the amount of US$ 190 million;

b)	This amount will be fully paid after the signature of the definitive agreement, what should happen until April 30, 2006;

c)
The fulfillment of this Letter of Intent is subject to the approval of the Brazilian Electricity Regulatory Agency – ANEEL, the State of Paraná’s House of Representatives and administrative bodies from El Paso;

d)
In addition, pending Petrobras’ formal approval, El Paso and Copel, as co-owners with Petrobras of the plant, agreed that legal proceedings which currently exist in the courts of Brazil and in the international arbitration will be suspended.

Curitiba, February 17, 2006

     PAULO ROBERTO TROMPCZYNSKI
Chief Finance and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.